Jenkens & Gilchrist, P.C.



                               December 19th, 1997



Securities and Exchange Commission
455th St. N.W.
Washington, D.C.


attn: Filing desk

         Re: Withdrawal Request for Form 8-A (file number 001-13727)

Gentlemen:

         We hereby request a withdrawal of our filing of Form 8-A of FFP Partners, L.P., filed electronically on December 19th, 1997, file number 001-13727. We inadvertently filed the Form 8-A using the old form. We will re-submit a correct filing on December 22, 1997. Thank you.


                                   Sincerely,



                                   /s/ Jannat C. Thompson
                                   ---------------------------------
                                   Jannat C. Thompson





CORPDAL:95884.1 12013-00014